FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the commenced commercial operation of Unit 5 of Shangan Power Plant of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on August 13, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Overseas Regulatory announcement
Unit 5 of Shangan Power Plant Commenced Commercial Operation

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces that a 600MW supercritical air-cooling desulphurization coal-fired generating unit (Unit 5) of the Phase III Project at Huaneng Shangan Power Plant, which is wholly owned by the Company, has obtained approvals from the relevant authorities recently and commenced commercial operation on 1 July 2008. To date, the Company´s total generation capacity on an equity basis has increased from 36,393MW to 36,993MW.

Unit 5 of Shangan Power Plant is the first 600MW supercritical air-cooling unit which commenced operation in the PRC. The project represents the integration of high-efficiency and low-consumption supercritical power generating technology with water-saving direct air-cooling technology for the first time in the PRC. The environmental protection benefits in terms of energy saving and water saving are significant.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
13 August 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    August 13, 2008